UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number 001-35948

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Kamada Ltd.
(Translation of registrant’s name into English)

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2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Other Information

Kamada Ltd. (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Thursday, December 28, 2023 at 4:00 p.m. (Israel time), at the offices of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement and the proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The Company also announces that on November 12, 2023, Mr. Jonathan Hahn, who has served as a director of the Company since March 2010 and served as the Chairman of the Company’s Strategy Committee, notified the Board of Directors of his resignation from the Board of Directors and its committees, effective immediately, due to other work-related commitments. The Company’s Board of Directors takes this opportunity to appreciate the commitment and invaluable contribution made by Mr. Jonathan Hahn during his tenure.

Exhibit

Exhibit No.	Description
99.1	Notice and Proxy Statement for Annual General Meeting of Shareholders to be held on December 28, 2023
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.
Date: November 13, 2023	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of ten directors: Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Prof. Ari Shamiss, Mr. David Tsur, all of whom were elected to serve in such capacity at our 2022 annual general meeting of shareholders, Prof. Benjamin Dekel and Mr. Assaf Itshayek, who were elected to serve as external directors, within the meaning of the Companies Law, each for a three year term, at our extraordinary general meeting of shareholders held on August 29, 2023. Each of our directors (other than our external directors) generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Israeli Companies Law).

Each of our currently serving directors other than Prof. Ari Shamiss (excluding our external directors) is standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our articles of association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur, Prof. Benjamin Dekel and Mr. Assaf Itshayek is an “independent director” as defined under NASDAQ Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, all of whom satisfy the independence requirements of the NASDAQ Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chair of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd. and Amal and beyond Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 – 2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014 – 2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009 – 2013) & Head of Strategy & Planning Division (2007 – 2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997 – 1998) and at Shaldor Strategy Consulting (Israel 1995 – 1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our board of directors since December 2022. Mr. Botzer has been a Junior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd (TASE) and Ashot Ashkelon Industries Ltd. (TASE). Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. and Amal and beyond Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015 – September 2021), Orian DB Schenker (2017 – 2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010 – 2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013 – 2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion — Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Lilach Payorski has served on our board of directors since December 2021, and has served as a member of our Audit Committee since such time (as the Chair of our Audit Committee until October 2023). Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of ODDITY Ltd. (NASDAQ: ODD) and Scodix Ltd. (TASE: SCDX). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd.,

Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

David Tsur has served on our board of directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur currently serves on the Board of Directors of Kanabo Ltd. (LSE) and as a director of BioHarvest Sciences Inc. (CSE). Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent director oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders. Our Board of Directors reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global biopharmaceutical and financial experience. Accordingly, our Board of Directors approved the nomination of each of the director nominees.

Under a shareholders’ agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees shall continue to benefit from indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time.

Proposal

The shareholders are being asked to re-elect the seven directors named above to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF AN INCREASE IN BASE SALARY OF OUR CHIEF EXECUTIVE OFFICER
(Item 2 on the Proxy Card)

Background

Under the Israeli Companies Law, the payment of compensation to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

Mr. Amir London has served as our Chief Executive Officer since July 2015. Prior to that, Mr. London served as our Senior Vice President, Business Development from December 2013. Mr. London brings with him over 25 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London served as the Chief Executive Officer of Promedico, an Israeli-based $350 million healthcare distribution company, and from 2006 to 2009, he served as the General Manager of Cure Medical, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a Partner with Tefen, an international publicly traded operations management consulting firm, responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion — Israel Institute of Technology.

Our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. London in accordance with our existing Compensation Policy for Executive Officers (the “Compensation Policy”) and taking into consideration current market trends in executive compensation as previously provided by an independent compensation consultant to ensure that his compensation components and total compensation remain aligned with the companies that the Company competes with for human capital and positioned at the appropriate benchmark compensation. Mr. London’s base salary was last increased, effective as of July 1, 2022, to a gross monthly salary of NIS 96,000 (approximately $24,950), pursuant to the approval of our shareholders at our 2019 annual general meeting of shareholders and subsequent immaterial increases by our Compensation Committee and Board of Directors based on an exemption from shareholder approval under Israeli law. Based on such review, our Compensation Committee and Board of Directors concluded that Mr. London’s gross monthly salary should be increased to reflect his performance and significant contribution to our company, as well as to reflect best market practices and his peer group. Accordingly, our Compensation Committee and Board of Directors concluded that, subject to shareholder approval, Mr. London’s gross monthly salary should be increased by 4.17% to a gross monthly salary of NIS 100,000 (approximately $25,990), effective as of July 1, 2023. Other than as described above, Mr. London’s terms of engagement as Chief Executive Officer shall remain as currently in effect. Each of our Compensation Committee and Board of Directors determined that the proposed increased salary is consistent with our Compensation Policy.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase in the base salary of Mr. Amir London, the Company’s Chief Executive Officer, as set forth in the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the increase of the gross salary of Mr. Amir London.

PROPOSAL 3
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTANTS
(Item 3 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2023 and for such additional period until our next annual general meeting of shareholders, pursuant to the approval and recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

The following table sets forth the aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31,
	2022	2021
Audit Fees(1)	$365,000	$291,250
Tax Fees(2)	186,445	187,048
All Other Fees(3)	—	65,000
Total	$551,445	$543,298

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(1)      Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)      Tax services rendered by our auditors in 2022 and 2021 were for compliance with tax regulation. In addition, tax fees in 2021 include fees for services rendered by our auditors in connection with our recent business combination.

(3)      Other fees in 2021 is for a service rendered by our auditors in connection with our recent business combination.

Proposal

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the year ended December 31, 2022. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2022, which form part of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 15, 2023, are available under the “Investor & Media” portion of our website at www.kamada.com or via the SEC’s website at www.sec.gov or the website of the ISA at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,
/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

Date: November 13, 2023